UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

SYNACOR, INC.

(Name of Subject Company)

SY MERGER SUB CORPORATION

(Offeror)

SY HOLDING CORPORATION

CLP SY HOLDING, LLC

CENTRE LANE PARTNERS V, L.P.

(Direct and Indirect Parents of Offeror)

(Names of Filing Persons)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

871561106

(CUSIP Number of Class of Securities)

Kenneth Lau

Centre Lane Partners, LLC

60 E. 42nd Street, Suite 2220

New York, New York 10165

(646) 843-0710

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

David D. Watson

Emma Scharfenberger Off

Thompson Hine LLP

3900 Key Center, 127 Public Square

Cleveland, Ohio 44114-1291

(216) 566-5598

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$92,228,220.48	$10,062.10

*

Estimated for purposes of calculating the amount of the filing fee only. The transaction value was calculated by adding the sum of (i) 39,816,974 shares of common stock, par value $0.01 per share (the “Shares”), of Synacor, Inc. issued and outstanding, multiplied by the offer price of $2.20 per Share; (ii) 1,719,814 Shares issuable pursuant to outstanding restricted share unit awards and performance share unit awards of Synacor, Inc., multiplied by the offer price of $2.20 per Share; and (iii) 1,841,928 Shares issuable pursuant to outstanding stock options with an exercise price less than the offer price of $2.20 per Share, multiplied by $0.46, representing the difference between the offer price of $2.20 per Share and the $1.74 weighted average exercise price for such stock options. The foregoing Share figures have been provided by Synacor, Inc. and are as of February 26, 2021, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued on August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,062.10	Filing Party:	SY Merger Sub Corporation SY Holding Corporation CLP SY Holding, LLC Centre Lane Partners V, L.P.

Form of Registration No.:	Schedule TO	Date Filed:	March 3, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2021 (as hereby amended and supplemented and together with any subsequent amendments and supplements thereto, this “Schedule TO”), which relates to the offer by SY Merger Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CLP SY Holding, LLC, a Delaware limited liability company (“Parent”), to purchase for cash all outstanding shares of common stock of Synacor, Inc., a Delaware corporation (“Synacor”), par value $0.01 per share (the “Shares”), at a purchase price of $2.20 per Share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 3, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “Offer”), copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Item 11. Additional Information

The information set forth in Section 15 of the Offer to Purchase, entitled “Certain Legal Matters; Regulatory Approvals; Litigation,” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by replacing the subsection entitled “Certain Litigation Matters” in its entirety with the following:

“Certain Litigation Matters. On March 9, 10, 11, and 15, 2021, five lawsuits were filed by purported stockholders of Synacor each in the United States District Court for the Southern District of New York regarding the Offer and the Merger. The lawsuits are captioned Cave v. Synacor, Inc., et al., Case No. 1:21-cv-02037 (S.D.N.Y.) (filed March 9, 2021), Delgado v. Synacor, Inc., et al., Case No. 1:21-cv-02054 (S.D.N.Y.) (filed March 10, 2021), Hammond v. Synacor, Inc., et al., Case No. 1:21-cv-02107 (S.D.N.Y.) (filed March 11, 2021), Gontaruk v. Synacor, Inc., et al., Case No. 1:21-cv-02128 (filed March 11, 2021), and Perkins v. Synacor, Inc., et al., Case No. 1:21-cv-02250 (S.D.N.Y.) (filed March 15, 2021) (which we refer to collectively as the “Complaints”). Each of the Complaints names as defendants Synacor and each member of the Synacor Board, and the Gontaruk Complaint also names Parent and Purchaser as defendants. The Complaints generally allege violations of Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder and, in the case of the Cave Complaint and Delgado Complaint, assert common law claims of breach of fiduciary duty. The Cave Complaint also asserts common law claims of aiding and abetting a breach of fiduciary duty against Synacor.

The Complaints generally allege that the Schedule 14D-9 (as filed with the SEC by Synacor on March 3, 2021) contains materially misleading and incomplete information concerning: (i) the background and process leading up to the Offer and the Merger, including, with respect to the Cave Complaint, certain conflicts of interest involving management; (ii) Synacor’s financial projections; (iii) the fairness opinion and financial analyses performed by Canaccord Genuity LLC; and (iv) in the case of the Gontaruk Complaint and the Perkins Complaint, communications regarding the future employment and directorship of Synacor’s officers and directors and merger-related benefits. Additionally, the Cave Complaint alleges that the members of the Synacor Board breached their fiduciary duties of care, loyalty and good faith owed to the plaintiff in connection with the Offer and the Merger while the Delgado Complaint alleges that the members of the Synacor Board breached their fiduciary duty of candor/disclosure owed to the plaintiff with respect to disclosures included in or omitted from the Schedule 14D-9.

The Cave Complaint seeks, among other things: (a) to enjoin the defendants from proceeding with the Offer and the Merger; (b) to rescind the Offer and the Merger or recover damages in the event that the Offer and Merger are consummated; (c) to declare that the Merger Agreement was agreed to in breach of the Synacor Board’s fiduciary duties and is therefore unlawful and unenforceable; (d) to direct the members of the Synacor Board to exercise their fiduciary duties to commence a sales process that is reasonably designed to secure the best possible consideration for Synacor and obtain a transaction which is in the best interests of Synacor and the plaintiff as a Synacor stockholder; (e) to direct Synacor and the Synacor Board to account to plaintiff for damages sustained; and (f) an award of costs of bringing the lawsuit, including attorneys’ and experts’ fees and expenses, in addition to the other relief.

The Delgado Complaint seeks, among other things: (a) to enjoin the Offer, unless and until Synacor discloses the information discussed in the Delgado Complaint; (b) to direct Synacor and the members of the Synacor Board to account to plaintiff for damages sustained; and (c) an award of costs of bringing the lawsuit, including for attorneys’ and experts’ fees and expenses, in addition to the other relief.

The Hammond Complaint seeks, among other things: (a) to enjoin the defendants from proceeding with the Offer and the Merger; (b) to direct Synacor and the members of the Synacor Board to disseminate an amendment to the Schedule 14D-9; (c) to direct Synacor and the members of the Synacor Board to account to plaintiff for damages sustained; and (d) an award of costs of bringing the lawsuit, including for attorneys’ and experts’ fees and expenses, in addition to the other relief.

The Gontaruk Complaint seeks, among other things: (a) to enjoin the defendants from proceeding with the Offer and the Merger; (b) to rescind the Offer and the Merger and recover damages in the event that the Offer and Merger are consummated; (c) to direct Synacor and the members of the Synacor Board to file an amended Schedule 14D-9; (d) to declare that the defendants violated Sections 14(e), 14(d) and 20(d) of the Exchange Act and Rule 14a-9 promulgated thereunder; and (e) an award of costs of bringing the lawsuit, including attorneys’ and experts’ fees, in addition to the other relief.

The Perkins Complaint seeks, among other things: (a) to enjoin the defendants from proceeding with the Offer and the Merger; (b) to rescind the Offer and the Merger or award rescissory damages in the event the Offer and Merger are consummated; (c) to direct the defendants to disseminate revised disclosures to the Schedule 14D-9; and (d) an award of costs of bringing the lawsuit, including attorneys’ and experts’ fees, in addition to the other relief.

Additional lawsuits may be filed against Synacor, the Synacor Board, Parent and/or Purchaser in connection with the Offer, the Merger, the Schedule TO and/or the Schedule 14D-9.

The parties believe the Complaints are without merit.”

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2021

SY MERGER SUB CORPORATION

By:	/s/ Kenneth Lau
Name:	Kenneth Lau
Title:	Secretary and Treasurer

SY HOLDING CORPORATION

By:	/s/ Kenneth Lau
Name:	Kenneth Lau
Title:	Secretary and Treasurer

CLP SY HOLDING, LLC

By:	/s/ Kenneth Lau
Name:	Kenneth Lau
Title:	Secretary and Treasurer

CENTRE LANE PARTNERS V, L.P. By: Centre Lane Partners V GP, LLC Its: General Partner

By:	/s/ Quinn Morgan
Name:	Quinn Morgan
Title:	Authorized Signatory